FEDERATED HERMES STRATEGIC DIVIDEND GROWTH FUND, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 15, 2026

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES STRATEGIC DIVIDEND GROWTH FUND, INC. (the “Registrant”)

Class A Shares

Class C Shares

Class F Shares

Class R Shares

Institutional Shares

1933 Act File No. 033-06901

1940 Act File No. 811-04743

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on January 7, 2026, with respect to the Registrant’s Post-Effective Amendment No. 73 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 70 under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed on November 18, 2025 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement discussed in this letter are fully responsive to the comments and resolve the matters raised.

The Registrant intends to file an amended Registration Statement reflecting the revisions described in this letter, as well as certain other updated information.

COMMENT 1. Prospectus - What are the Fund’s Investment Strategies?

The Staff notes the following disclosure in the fifth paragraph:

“The Fund may also invest, to a lesser extent, in securities of foreign issuers, and may invest in real estate investment trusts and securities of other investment companies.”

Please also disclose that the Registrant may invest in American Depositary Receipts (ADRs).

RESPONSE: The Registrant will make the following changes to the “What are the Fund’s Main Investment Strategies?” and “What are the Fund’s Investment Strategies?” sections (additions bolded and underlined and deletions stricken):

“The Fund may also invest, to a lesser extent, in securities of foreign issuers (including American Depositary Receipts (ADRs)), ~~and may invest in~~ real estate investment trusts and securities of other investment companies, and may enter into foreign exchange contracts, such as spot currency trades, in order to manage currency risk.”

COMMENT 2. Prospectus – What are the Fund’s Principal Investments?

The Staff notes that the Prospectus includes spot currency trades as a principal investment of the Registrant under “Foreign Exchange Contracts.” Please also include this investment in the summary section of the Prospectus.

RESPONSE: The Registrant respectfully directs the Staff’s attention to its response to Comment 1, which also addresses this Comment 2 by adding a reference to such instruments.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832 or Christina.Eifler@FederatedHermes.com.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Team Leader

Federated Hermes, Inc.